Exhibit 99.5

Jan 16, 2008	Trading Symbol: URA – TSX.V

Colorado Drill Program shows 6 feet of 0.193 % eU3O8

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce is has received preliminary results from the current drill program on it’s 25 year (renewable) leased Eula Belle Uranium project in Montrose County, Southwest Colorado. To date, five (5) holes have been completed, with an additional twenty (20) holes to be completed in the first quarter of 2008. Probe work is being done by Jet West Geophysical Services of Farmington, New Mexico. This drill program is testing two (2) 25 hole cluster drill outs within the Eula Belle Uranium Project area, bordering the Company’s 100% owned King Uranium Project, within the Uravan Mineral Belt of Colorado.

The best results are from the Eula Belle drill out 700 m north of the old mine workings. The objective of this drill program is to verify mineralization in drill outs and historical work completed by Union Carbide and other uranium companies.

2007 – 2008 Eula Belle Drill Program Results

Hole ID	From (ft)	To (ft)	Grade % eU3 O8	Thickness (ft)	Grade X thickness
MC – 09-07	747.20	753.20	0.193	6.0	1.16
MC – 08-07	749.60	752.60	0.136	3.0	0.408
MM – 04-07	552.15	554.15	0.012	2.0	0.027
	652.11	655.61	0.025	3.5	0.89
MC – 03	No	Significant	results
MM – 05-07	No	Significant	results

The recent work confirms the presence of uranium mineralization in multiple sandstone beds ranging in depth from 552 feet to 753 feet. A review of the area has indicated several drill outs just north of the Eula Belle workings. A map outlining this drilling program will be available on the company web site at: www.anglocanex.com.

The Eula Belle Uranium Project contains the Eula Belle Uranium / Vanadium Mine operated by Union Carbide,

produced 1,485,550 pounds of U3O8 and 5,234,387 pounds of vanadium (V205) from 1961 to 1974 and the King

Uranium Project, covering two hundred and fifty claims. Both projects are located near a Department of Energy mineral reserve and the King Solomon Uranium / Vanadium mine that produced 3,172,420 pounds of U3O8 and

16,223,095 pounds of vanadium (V205) from 1974 to 1983.

With regard to the historical information referred to in this news release and details regarding the location of these historical resources, the Company considers them to be relevant but not to NI 43-101 standards.

The technical portion of this release has been approved by James A. Turner, PGeo, a qualified person under NI 43-101.

Note: The “e” denoted above is a calculated value from a gamma ray probe.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.